Exhibit 1

Luminus Management to Call Meeting of Valaris Shareholders to Upgrade Valaris Board

Valaris has Dramatically Underperformed Peers Despite Having Some of the Best Assets and Most Diversified Fleet in the Offshore Drilling Industry

Stock is Down 97% over Past Ten Years; More than $11 Billion in Shareholder Value Destroyed over Past Five Years

Luminus Details Company’s History of Operational, Strategic and Governance Failures – Including Mismanaged Marketing, Value-Destructive M&A and Poor Capital Allocation Decisions

Significant Board Changes Are Needed Now to Reverse Valaris’ Chronic Underperformance

NEW YORK, December 4, 2019 – Luminus Management LLC, the investment advisor to funds (together with certain of its affiliates, “Luminus”) and accounts that own approximately 18.7% of the equity of Valaris plc (“Valaris” or the “Company”) (NYSE: VAL), today issued a letter to Valaris shareholders expressing grave concerns regarding years of persistent strategic, operational and governance failures at the Company and the immediate need to upgrade the Board. Luminus expressed its view that Valaris’ stock could be worth more than four times current trading levels if the Company was appropriately governed and shareholders had renewed confidence in its future direction.

The letter is available at www.RevitalizeValaris.com and the full text is below:

December 4, 2019

Dear Fellow Valaris Shareholders:

Luminus Management, LLC (together with certain of its affiliates, “Luminus” or “we”) is the largest shareholder of Valaris plc ("Valaris" or the "Company"), owning approximately 18.7% of the Company’s stock.

Luminus was founded in 2002 and is primarily focused on investing in the energy and power sectors. We have substantial experience evaluating and deploying our capital in the offshore drilling industry across the capital structure. We have continuously owned Valaris, or one of Valaris’ predecessor companies, since 2013.

As long-term oriented investors, we have been watching Valaris’ current Board and management team underperform peers1 year after year. The Company is one of our largest investments as a firm because—despite Valaris’ poor track record—we believe a revitalized Valaris can create substantial value for its owners going forward. In fact, we believe if Valaris were merely valued on par with its peers, its stock could be worth more than four times current trading levels. If Valaris employed the strategies we have recommended, it would increase shareholder returns by an additional 300%.

This re-valuing of Valaris will not happen without change at the Board level. After all, the responsibility for Valaris’ litany of failures lies with the directors. Shareholders cannot expect Valaris to be fixed by the very people who are responsible for its decline.

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1 Peers include Transocean, Diamond Offshore Drilling and Noble Corp

The Crisis: Over $11 Billion of Shareholder Value and $3 Billion of Bondholder Value Destroyed

Despite a superior asset base, a robust liquidity profile, and access to secured debt markets, Valaris has underperformed on both an absolute and relative basis over almost every relevant time period.

Over the last twelve months (through November 22nd, 2019, the last day before we filed our Schedule 13D), the value of Valaris’ stock has declined 85%. Over the last five years, the Company has destroyed more than $11 billion of shareholder value, and over the last ten years the stock is down 97%. Remarkably, over the last thirty years, even as oil prices have tripled and the global economy has boomed, the stock has declined 84%.

Yet, the Company owns superb assets and has plenty of liquidity:

•	Valaris Has Best in Class Assets: Valaris owns and operates some of the best assets in the industry. The Company has the largest jackup fleet—including an attractive joint venture with the world’s most significant jackup customer, one of the largest and highest-specification drillship fleets, and a presence in every key offshore market.
•	Valaris Has Limited Near Term Capital Needs: We estimate that Valaris will only need an incremental $1 billion to fund operations and debt maturities until 2024, using conservative dayrate and balance sheet assumptions.[2]
•	Valaris Has Significant Access to Capital: Valaris’ bond indentures (which were largely put in place when the Company and its predecessors had investment-grade credit ratings) provide the Company with substantial flexibility to raise structurally senior debt. The Company’s high-quality asset base can backstop well over $3.5[3] billion in incremental structurally senior debt based on recent market comparables and current trading prices.

It is unfathomable that a Company with such a high-quality asset base and abundant liquidity would trade as if a restructuring or default were imminent. Nevertheless, Valaris’ near-term bonds (with maturity in June 2022) are trading with a yield above 26% and the Company’s long-dated bonds trade at levels that imply creditors expect either bankruptcy, further value destruction, or both, over the next twenty years.

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2 Assumptions include: 7th Generation Drillship day-rates increase to $250k/d beginning of 2022 and to $300k/d in mid-2023; similar level of conservatism assumed for other rigs; monetizes ARO note and SHI arbitration award for $525 million, cumulatively; no change in net working capital; no capture of debt discount.

3 Assumes—at the very least—$120 million per surviving drillship (13), $45 million per modern jackup (36), $100 million per 6G Semi (2) and $50 million each for 3 surviving 8500 semisubmersibles

This horrific underperformance is also apparent on a relative basis. Valaris’ stock and bonds have underperformed those of its most notable peer, Transocean, over almost any time frame. Today, for example, Transocean’s 2022 bonds yield less than 8% and Transocean’s stock is down just 32% this year through November 22, compared to Valaris’ shares which have plummeted 72%.

Total Shareholder Returns with Dividends Reinvested

Simply put, investors value a drillship owned by Valaris at a level substantially below a comparable drillship owned by almost any of the Company’s competitors (after adjusting for contracted backlog). If Valaris simply traded at asset valuations equivalent to those implied at its peers, the stock could be worth more than four times current levels. This discount is unprecedented in our investing experience.

The Company’s woeful track record of value destruction – one of the worst of any company listed on the NYSE today – is a function of Valaris’ repeated self-inflicted wounds across strategy, operations, capital allocation, M&A and governance. Moreover, the trading levels of Valaris’ securities are, in our view, an indication of the market’s expectation that this pattern of poor decision making will continue.

Despite this, we are convinced that Valaris possesses the assets and the financial flexibility to create a significant amount of value for its stakeholders. We believe there are actions that a revitalized Valaris can take to increase its stock price well above the level implied by the valuation of its peers. What Valaris desperately needs, though, is change.

There is no indication that shareholders will regain confidence in the current Board or changes implemented at its direction any time soon. Nor should they. Instead, to realize Valaris’ full and fair valuation, and to optimize the Company’s strategy, operations and governance, we believe Valaris requires immediate changes that investors can trust.

A Pattern of Self-Inflicted Wounds

Valaris’ stark underperformance and the destruction of billions of dollars of shareholder capital was not inevitable. Nor was it simply the result of industry cyclicality. Instead, the vast majority of the Company’s problems were self-inflicted by what we believe has been suboptimal strategy and consistently poor decision-making. There are dozens of examples, but a few will suffice to illustrate the point:

•	Floater marketing efforts have been suboptimal: Ensco—Valaris’ predecessor—did not prioritize marketing, relying instead on its operational track record and a decentralized and “reactive”

marketing team. This strategy was passable in an undersupplied market, when customers were actively searching for a contractor with spare capacity. Today’s more challenging market conditions lay bare the short-sightedness of this approach, as competitors (who actively marketed, forged strategic partnerships, centralized data collection, etc.) have gained market share. Valaris has the largest share of warm 7th-generation drillships that are not working, an extremely low ratio of long-term contract wins to assets and dayrates that are widely regarded as lagging peers. Valaris has even lost lucrative contracts recently such as Inpex Ichthys, despite being the incumbent provider.

•	Asset management and capital allocation have been poor: Valaris’ legacy Boards committed large amounts of capex (in total more than $10 billion) to construct rigs at the peak of the cycle without long-term contract visibility. Many of those rigs continue to sit idle, with some having not generated any meaningful earnings. Following the Atwood acquisition, Valaris led investors to believe it would sell assets to help repair the balance sheet; the Company, however, has not monetized a single asset to a third party since that time, other than for obsolescence. Legacy Rowan made the strategic decision to hold its drillships off the market in the early years of the market downturn; it backtracked in early 2018, speculatively investing to re-activate rigs for short-term work it only won by bidding below operating cost. Valaris has destroyed billions by investing at the peak of the market and failing to monetize any part of its fleet.
•	The Rowan directors (several of whom are now Valaris directors) agreed to an underpriced merger with Ensco: The Ensco-Rowan transaction was so poorly negotiated by Rowan that two large and vocal shareholders had to intervene two times to obtain better value for Rowan’s equity holders. If not for the intervention of these shareholders, the Rowan board would have been content to monetize Rowan’s assets at an exchange ratio 24% below the level Ensco was ultimately willing to pay. And even with the required intervention, the deal received weak shareholder support.[4]
•	Poor ability to predict near-term earnings: In the Company’s January 2019 Proxy for the merger vote, Valaris’ management provided estimated 2019 EBITDA projections of $313 million for the combined Ensco-Rowan. Just months after the vote, the Company reduced its projections materially, sending security prices tumbling. Now it is clear that the Company will miss its 2019 EBITDA projection by more than 50%. The fact that Valaris so quickly abandoned the initial projections it used to justify the merger, coupled with such a drastic earnings miss damages the Board’s credibility.
•	The Atwood Oceanics acquisition was poorly structured and overpriced: It was clear to us at the time of the Atwood acquisition that Atwood was heading for bankruptcy and Ensco was overpaying. Several Ensco shareholders (including us) noted this at the time, and one publicly challenged the acquisition. (The vote to approve the deal received extremely low shareholder support.5) Despite distressed bond pricing at Atwood, Ensco structured the deal in a manner that allowed Atwood bondholders to exercise a change-of-control put option at 1% over par, putting additional pressure on Ensco’s own balance sheet. Marking Atwood’s assets to market at today’s

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4 Only 80% of voting Rowan shareholders ultimately approved the deal, putting it in the bottom 3% of all M&A votes in the US/UK in the last five years

5 Only 65% of voting Ensco shareholders approved the deal, putting it in the bottom 1% of all M&A votes in US/UK in the last five years.

values, the Atwood transaction destroyed almost $800 million in value while adding significant leverage to Valaris and limiting the Company’s other options. Additionally, four of Atwood’s five jackups are currently cold stacked and not generating any revenue.

•	The Atwood acquisition failed to position Valaris in the Australian market: A major selling point of the Atwood acquisition was Atwood’s “long-standing reputation in the Australian market.”[6] Yet the pro forma entities’ combined market share in Australia has actually declined since the transaction closed.
•	Hiding reduced revolver availability: The Company buried the reduction of its credit facility capacity (viewed by some as an important lifeline) in a footnote to its third quarter 2019 10-Q, with no accompanying explanation, rather than proactively communicating to shareholders. Only after we publicly “asked” the Company to explain the reduction in availability (and after multiple private requests) did the Company communicate “openly” to shareholders about the reduced availability.
•	Failure to communicate a dividend cut: Management renegotiated its revolver in early 2019. The amendments to the revolver’s covenants prevented the Company from continuing to pay its dividend. Yet, on its first-quarter earnings call – conducted weeks after finalizing the revolver negotiations – management neglected to communicate the elimination of the dividend. Most shareholders only found out about the dividend cut weeks later when the Company issued a press release finally updating its dividend policy.
•	Valaris’ recent bond tender destroyed hundreds of millions of equity value: One of the supposed benefits of the Ensco-Rowan merger was additional liquidity for the combined Company.[7] Yet, the Board decided to deplete that cash on hand through an ill-advised and poorly-executed bond tender that unnecessarily transferred significant value to bondholders. Consider the following:
o	Despite our written and verbal objections at the time,[8] Valaris:
▪	telegraphed its bond tender to the Street well in advance of its commencement, effectively giving investors the ability to “front-run” the bond tender; and
▪	paid an unnecessary premium on these inflated bond prices.
o	When the tender was officially announced, the Company simultaneously stated that it would not be returning capital to shareholders, which also drove up prices for bonds both included and excluded from the tender.
o	Against our strong objections, the company preferred “flying blind” [8] and did not secure long-term replacement financing.
o	The Company then increased the size of the tender, despite our written advice not do so.

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6 Valaris investor presentation, August 13, 2017.

7 A joint investor presentation published on 10/6/2018 stated that “Strong liquidity and flexible capital structure enhances ability to navigate through industry cycles and generate shareholder value.” And current CFO Jon Baksht stated in the post-close 4/11/2019 press release, “We will have one of the strongest liquidity positions in the offshore drilling sector, giving us a competitive advantage as we move forward as a combined company.”

8 In a July 2019 letter to the Board Luminus cautioned that “using $600 million of Company cash to repurchase unsecured debt at very low double-digit yields without ascertaining the cost at which the long-term liquidity can be permanently replaced in the capital markets is ‘flying blind,’ and demonstrates a lack of rigor by the Company and its advisors… If new Senior Priority Guaranteed debt cost more than 11%, then buying back toothless unsecured debt at the tender pricing is a terrible decision.”

o	Just weeks later, the Company reduced its cash flow forecasts which (predictably) sent bond prices down by more than 22%.

That the Company executed the entire $724 million transaction without clarity on pricing of, or assurance of securing, replacement financing (which today would be much more expensive and restrictive to the Company) and was forced to draw on the revolver despite our express repeated concerns, is a huge blunder. The Company botched nearly every step in this bond tender and cost shareholders at least $278 million in value (35% of today’s market cap), based on today’s bond trading prices.

This Board and management team have made an astounding number of mistakes: they approved a suboptimal marketing strategy, built assets at the peak of the cycle, failed to monetize assets at the peak (or since), increased leverage to overpay for acquisitions, failed to properly negotiate a merger, mismanaged shareholder communications (on forecasts, dividends and liquidity), and completely botched a critical capital markets transaction.

Along the way, the Board has—on at least four separate occasions over a span of three years—fought input and objections from four separate, large and sophisticated investors. In the two prior situations with measurable outcomes, the shareholder turned out to be right and the unanimous Board decisions destroyed substantial value. Even more shocking, despite all these failures and a shameful history of antipathy towards shareholders, the Board is yet again choosing to spend money and distract leadership in order to fight its largest shareholder.

Change is Needed

It is clear to us that the Valaris Board lacks the experience, alignment and objectivity necessary to instill confidence in shareholders. There have been too many mistakes and too many refusals to heed the advice of owners.

If there were any doubt about the need for shareholders’ perspectives on the Board, one needs only to review Valaris’ stock price reaction to recent events. When Luminus filed its Schedule 13D, indicating an ownership level of 18.7% and highlighting its intention to call an Ordinary Meeting of shareholders to replace members of the Board, the stock jumped 12%.

The Board’s recent, reactive moves – adopting our suggestion of adding a Finance Committee and some new Board members – suggest that this Board does not recognize that it has lost the confidence of shareholders. These belated actions appear to us to be no more than reactive defense maneuvers enacted by an entrenched Board faced with a proxy contest from the Company’s largest shareholder. The Company’s obvious “strategy” here is to do as little as possible, as late as possible, while trying to appear to be proactive. The fact that Valaris’ stock declined when the Board announced its half-hearted efforts demonstrates that shareholders are not fooled by these tactics.

But no reactive measures can change the fact that this Board has failed shareholders time and again. Nor are the long-serving directors truly aligned with public shareholders—even now. Not one of the independent directors is a major owner of Valaris’ stock and none has bought any stock in more than five years, even at recent, depressed prices. Shockingly, it appears that only two directors have ever bought Valaris (or a predecessor company’s) stock in the open market. Throughout the entirety of the current cycle, directors barely opened their personal checkbooks, yet they were comfortable showing unanimous support to use shareholder funds to build an empire, levering up the balance sheet in the process.

Conclusion

Valaris has dramatically underperformed peers over almost any time frame, and its shareholders have lost billions of dollars. Self-inflicted wounds and wasted opportunities are responsible for much of this. It is clear that shareholders deserve better representation in the boardroom, and that the capital markets will continue to lack confidence in Valaris’ Board until substantial change occurs.

There is only one way to ensure that shareholder confidence in Valaris is restored, in our view: shareholders must actively upgrade the Board with advocates who possess the skillsets and alignment required to ensure proper oversight of the Company’s operations, financial management, and governance. With a shareholder-backed and shareholder-aligned Board in place, Valaris will have the opportunity to attract new investors and achieve a fair valuation in the capital markets.

We intend to call an Ordinary Meeting of Shareholders for the purpose of allowing shareholders to elect a group of directors who possess complementary skillsets that are better suited to the challenges and opportunities facing Valaris.

We look forward to communicating with shareholders about the Ordinary Meeting and nominees in the weeks ahead.

Sincerely,

Jonathan Barrett

Adam Weitzman

Ethan Keller

About Luminus

Luminus Management, LLC (“Luminus”) is an investment adviser founded in 2002. Luminus employs a low net, relative-value oriented strategy that seeks to generate alpha via deep fundamental analysis and opportunistic investments across the capital structure of companies within the broader energy ecosystem. Luminus' fund strategy has a general focus on opportunities within North America, and its coverage universe includes power, utilities, MLPs, E&P, drillers, refiners, engineering and construction, and coal/steel.

Investor Contact

Luminus Management

212-424-2823

investors@RevitalizeValaris.com

Innisfree M&A Incorporated

Larry Miller / Gabrielle Wolf

212-750-5833

Media Contact

Sloane & Company

Dan Zacchei / Joe Germani,

212-486-9500

dzacchei@sloanepr.com / jgermani@sloanepr.com

Luminus Management, LLC, Luminus Energy Partners Master Fund, Ltd. and Jonathan Barrett (collectively, the “Participants”) intend to file with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement and accompanying form of proxy to be used in connection with the solicitation of proxies from the shareholders of Valaris plc (the “Company”) in connection with a general meeting of shareholders of the Company (the “General Meeting”). All shareholders of the Company are advised to read the definitive proxy statement and other documents related to the solicitation of proxies by the Participants in respect of the General Meeting when they become available, as they will contain important information, including additional information related to the Participants, their nominees for election to the board of directors of the Company and the General Meeting. The definitive proxy statement and an accompanying proxy card will be furnished to some or all of the Company’s shareholders and will be, along with other relevant documents, available at no charge on the SEC website at http://www.sec.gov/ and will be available upon request from the Participants’ proxy solicitor, Innisfree M&A Incorporated, by calling (866) 239-1763 (banks and brokers call collect (212) 750-5833).

Additional information about the Participants can be found on the Schedule 13D filed by the Participants on November 25, 2019.

Disclaimer

This material does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in any state to any person. In addition, the discussions and opinions in this press release are for general information only, and are not intended to provide investment advice. All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are “forward-looking statements,” which are not guarantees of future performance or results, and the words “anticipate,” “believe,” “expect,” “potential,” “could,” “opportunity,” “estimate,” and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained in this press release that are not historical facts are based on current expectations, speak only as of the date of this press release and involve risks that may cause the actual results to be materially different. Certain information included in this material is based on data obtained from sources considered to be reliable. No representation is made with respect to the accuracy or completeness of such data, and any analyses provided to assist the recipient of this presentation in evaluating the matters described herein may be based on subjective assessments and assumptions and may use one among alternative methodologies that produce different results. Accordingly, any analyses should also not be viewed as factual and also should not be relied upon as an accurate prediction of future results. All figures are unaudited estimates and subject to revision without notice. Luminus disclaims any obligation to update the information herein and reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Past performance is not indicative of future results.

Exhibit 2

Exhibit 3

Luminus Management, LLC

1700 Broadway, 26th Floor

New York, NY 10019

Phone (212) 424-2801

Fax (212) 424-2801

November 7, 2019

Via Email and FedEx

The Board of Directors

Valaris plc

6 Chesterfield Gardens

London W1J5BQ

United Kingdom

Dear Members of the Board:

As you know, Luminus Management LLC (together with certain of its affiliates, “Luminus” or “We”) is the shareholder with the largest exposure to the value of Valaris plc’s ("Valaris" or the "Company") equity, with an approximately 18.7% economic interest. Luminus has invested in the energy and power sectors for more than 17 years and has substantial experience in the offshore drilling sector. Our firm has continuously owned Valaris or one of Valaris’ predecessor companies since 2013.

We are writing to the full Board to urge you to take appropriate actions to safeguard and grow shareholder value. After months of fruitless discussions between the Company and our firm, we want to reiterate our perspectives and call upon you to act.

A Crisis of Confidence

In our discussions with the Board, we noted the crisis of confidence that has beset Valaris stakeholders. The Company’s stock is down 84% over the past 12 months, despite a merger the Board promised would deliver $1 billion in synergies. The stock is down 96% over ten years, and it has underperformed peers over almost any period one measures.

Shareholders are not alone in their concern about the Company – creditors are alarmed as well. The 2021 bonds now trade with an eye-popping yield of almost 19% compared to Transocean’s 2021 bonds, which trade at a yield of 8%.

This pain is also being felt by the broader set of Valaris stakeholders – we believe employees, partners, customers and suppliers are concerned about the stability and future of the Company as well.

And yet, Valaris possesses an asset base that is among the best in an industry that is clearly in the midst of a recovery. The Company has every opportunity to create outsized value for stakeholders. The problem is not with Valaris’ assets – it is instead with the loss of stakeholder confidence in the Company’s leadership and its poorly executed operational and financial decisions.

A few examples from our August presentation to the Board are worth noting:

The Company insisted on buying Atwood over shareholder objections in 2017, overpaying by hundreds of millions of dollars. Despite our objections, the recent bond tender was telegraphed in advance, too generous, oversized, premature (i.e. a few weeks before significantly reducing the earnings outlook) and unnecessarily expanded. If the tender were executed today, the Company could have saved shareholders more than $198 million (over 20% of market capitalization). Additionally, the Company drained its liquidity without securing replacement financing, which today would likely come with greater restrictions while providing no net cost benefit to the Company compared to the bonds that were retired. And, Valaris now expects to miss its 2019 EBITDA guidance (provided in its January proxy statement) by more than 50%.

The Right Path Forward

In our August meeting with the Board, we offered a clear prescription for restoring confidence. We said then that the Board should pursue three critical, urgent objectives: (i) improve operational execution, including in marketing, capital markets, public disclosures, M&A and capital allocation; (ii) take advantage of embedded opportunities in the capital structure through a holistic approach to balance sheet management; and (iii) refresh and enhance the Board’s composition.

On marketing, to take but one example, we noted that Valaris does not have the first or even the second-place share of wallet from any of the top five floating rig customers. And while the Company owns 23% of the 7th Generation drillship fleet, Valaris has been awarded just 12% of the drillship rig-years contracted over the last 24 months. Without strong marketing leadership and alignment with key floater customers, we believe the Company will continue to underperform.

In capital markets execution, M&A, investor disclosures, capital structure management and Board alignment, the Company is also underperforming its closest peers, as we highlighted in our August meeting. Since then we learned of another disturbing fumble: the Company apparently made an “administrative error” (which it has still not adequately explained) that caused it to overstate its revolver capacity (viewed by some as critical to the Company’s survival) by $75 million for the last two quarters. It is hard for shareholders to have confidence when meaningful mistakes are made repeatedly – especially when they are not adequately explained to stakeholders and no one appears to be held accountable.

The above issues are some of the key reasons why recent major company updates have been greeted with double-digit declines in the stock price.

A Word of Warning

We have heard chatter in the capital markets that bondholders and their agents have approached you with input and advice. Specifically, we have heard banks are proposing new senior debt securities containing restrictive covenants that either include provisions to favor speedy retirement of certain debt tranches or else “lock down” the Company’s capital structure and financial flexibility by, for example, limiting incremental senior debt capacity.

These proposed new bonds may come with an attractive “sticker price,” but the true goal of their proponents (who are mostly incumbent bondholders) is to limit your financial flexibility with minimal incremental cash committed, so as to purchase an insurance policy on their existing covenant-lite debt. If you were to engage in such a transaction without receiving adequate consideration, it would severely damage shareholder interests and be a clear violation of your fiduciary obligations.

Additionally, given the litany of mistakes this Company and its Board have made in capital allocation, with both M&A and balance sheet transactions, you should not engage in any capital markets transactions for the time being. Indeed, you should have no problem waiting given that your CFO said on your October 31st earnings call that you have “$1.6 billion of total liquidity…available … effectively on demand” and do not “need to go out there and rush off to do something just to…prove to the market that we can do it.”

We urge you to refrain from any corporate machinations that impact the ability of stockholders (or would be stockholders) to buy Valaris stock, vote their stake or have a say in the future of the Company. At this trying moment in the Company’s history, the last thing your stockholders need is the Board “putting its thumb on the scale” by placing restrictions on liquidity or limitations on the ability of willing parties to buy or vote the stock.

The Case for Collaboration

Despite all of these issues, and after months of discussion between the Board and our firm – the investor with the largest exposure to your equity – you still resist our efforts to play a meaningful role in shaping the future of Valaris. (As best we can tell, the only one of our suggestion which you have adopted has been to empanel a Finance Committee of the Board.) We are frankly surprised that the Board chose to end discussions after previously acknowledging that it would accept, and benefit from, new directors.

We continue to believe the opportunity to create value for shareholders through the initiatives we proposed – operational execution, holistic balance sheet management and Board refreshment – is both “low-hanging fruit” and significant, and we urge you to embrace our involvement as you work to execute upon them.

It is critical—and in fact it is a legal obligation—for the Board to focus on the best interests of shareholders.

Unfortunately, the problems that brought us to London in August persist (and in some cases have worsened) and still need to be addressed. We believe our economic stake aligns our interests with those of other shareholders (who are not conflicted by their investment in Valaris bonds), and we remain willing to work cooperatively with you to address the challenges facing the Company.

In any event, please be mindful that you are our fiduciaries, and you owe us – as well as the rest of the shareholder base – your undivided loyalty.

Regards,

/s/ Jonathan Barrett

Jonathan Barrett

Exhibit 4

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